FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of February, 2010

MAX RESOURCE CORP.

(formerly VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

February 10, 2010

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

B.C. PROVINCIAL GOVERNMENT HALTS MINERAL EXPLORATION IN FLATHEAD VALLEY

Max Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has learned that the Government of British Columbia intends to halt all ongoing mineral exploration work and prohibit any future mine development in the Flathead Valley in Southeastern B.C.

In his Throne Speech of February 9, 2010, which outlines the B.C. Government’s legislative agenda for the upcoming session, BC Lieutenant-Governor Steven L. Point announced that the Province of B.C. intends to enter into a partnership with the State of Montana regarding the Flathead River Basin and, as a result, “Mining, oil and gas development and coalbed gas extraction will not be permitted in British Columbia's Flathead Valley”.  This action will effectively prevent any further exploration or development of the Company’s Crowsnest gold project, which is located in the Flathead Valley watershed.

“We are surprised and disappointed by the Government’s action,” said Stuart Rogers, President of MAX, “given our outstanding exploration results at Crowsnest in 2009.  And we will seek adequate compensation.”

MAX will now resume its focus on gold in Nevada, where drill permitting on three gold exploration projects (Table Top, Diamond Peak and East Manhattan Wash) is already well underway.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company with a diversified portfolio of mineral exploration projects in Canada and the Western United States.  We are currently focused on gold, with three gold properties in Nevada being explored in 2010.   For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  March 2, 2010

By:      /s/ Stuart Rogers

Stuart Rogers

Director